Exhibit (h)(xxi)

FORM OF

EXPENSE Limitation/reimbursement AGREEMENT

This Agreement is entered into as of [●], by and between C WorldWide Asset Management Fondsmaeglerselskab A/S (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf the C WorldWide International Equities Fund (the “Fund”).

Whereas, the Trust and the Adviser has entered into an Investment Advisory Agreement dated [●] (the “Investment Advisory Agreement”); and

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses” (as defined in Form N-1A), and brokerage commissions, do not exceed the levels described below; and,

NOW, THEREFORE, the parties agree as follows:

Fee Reduction. The Adviser agrees that for an indefinite period of time from the commencement of operations of the Fund, unless the Board of Trustees of the Trust approves its earlier termination, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, (excluding taxes, fees and expenses attributable to a distribution or service plan adopted by the Trust, interest, extraordinary items, “Acquired Fund Fees and Expenses,” and brokerage commissions) do not exceed (on an annual basis) [0.55%], as a percentage of the Fund’s average daily net assets.

Term. This Agreement shall continue for an indefinite period of time, or shall be terminated at an earlier date upon the discretion of the Board of Trustees of the Trust, unless terminated, modified or revised by the mutual agreement of the parties, as provided for in writing. If the Investment Advisory Agreement is terminated for any reason this Agreement shall automatically terminate with effect from the same date as the Investment Advisory Agreement.

Governing Law and Jurisdiction. This agreement shall be governed by and construed in accordance with the substantive laws of the State of Delaware, and the Adviser consents to the jurisdiction of courts, both state and federal, in Delaware, with respect to any dispute under this agreement.

[SIGNATURE PAGE FOLLOWS]

Effective as of the date first set forth above.

C WorldWide Asset Management Fondsmaeglerselskab A/S

By:
Name:	[●]
Title:	[●]

FundVantage Trust, on behalf of C WorldWide International Equities Fund

By:
Name:	Joel L. Weiss
Title:	President